SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby to inform its shareholders and the market in general of having received on September 26, 2016, Official Letter No. 459/2016-CVM/SEP/GEA-1 from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - "CVM"), requesting clarification regarding news published by "Época" under the title: "Fiscal do fiscal”, as transcribed at the end of this Announcement.

In addressing the above-mentioned Official Letter, the Company herein clarifies that Mrs. Ellen Grace, former justice of the Brazilian Supreme Court Court- STF, was hired by Eletrobras, through the Ellen Grace Advogados Associados law firm, in accordance with Law 8,666/93, to join the Independent Investigation Committee - CIGI, whose purpose is to ensure that the internal investigation undertaken by American law firm, Hogan Lovells, is carried out independently, free of influence from Management, and with the completeness required for compliance with the US anti-corruption law, the Foreing Corrupt Practice Act - FCPA, to which Eletrobras is subject for having shares traded in that market.

It is important to emphasize that, in addition to Mrs. Ellen Grace, CIGI membership also includes, Mr. Durval Soledade, former Director of the Brazilian Securities and Exchange Commission - CVM and Mr. Manoel Jeremias, as a representative of minority shareholders. Therefore, making the entity a collegiate body, as required by the above legislation.

We also emphasize that this hiring has already been the subject of several market announcements and relevant facts, as well as stated in the Company reports disclosed to the market, including the CVM Reference Form (Formulário de Referência), so that no relevant new facts, not already disclosed by Company through the appropriate channels, exists.

The Company will keep the market informed on the progress of the subject matter reported in this market announcement.

Rio de Janeiro, September 27, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

 [Free Translation Officlal Letter nº 459/2016-CVM/SEP/GEA-1]

“Subject: Clarification request about News

Dear Director,

1.            In reference to the article published on September 24, 2016 in Época magazine, Expresso section, under heading "Fiscal do Fiscal", containing the following statements:

The law firm of former justice of the Brazilian Supreme Court Court, Ellen Gracie, has been hired by Eletrobras without a tender process, for fees in excess of BRL 700 thousand, to oversee the audit carried out by American Law firm Hogan Lovells. Eletrobras is involved in ‘eletrolão’ and has shares traded on the New York Stock Exchange.

2.             In view of the above, we hereby require that you clarify whether the news is true, and, if this is confirmed, explain the reasons that led to establishing it as a fact without relevance, as well as comment on any other related information deemed important.

3.            This answer should be provided through the Empresa.NET System category: Notice to the Market, type: Clarification of CVM/BOVESPA Inquiries, subject: News disclosed in the press, and should include a transcript of this Official Letter.

4.            We hereby advise that, on instruction from the Superintendence of Corporate Relations, in the delivery of its legal duties and pursuant to section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, a fine for the amount of R$ 1,000.00 (one thousand reais) will be levied, without no impairment to other administrative sanctions for non-compliance with the requirement contained in this notice, sent exclusively by e-mail, before 9 a.m. of 27 September 2016, despite the provisions of the single paragraph of art. 6 of CVM Instruction 358/02. “

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.